Registration No. 333-178708

______________________________________________________________________________

securities and exchange commission
Washington, D.C. 20549
__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
☑ Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)
_______________________________________________________

UNION BANK, N.A.
(Exact name of Trustee as specified in its charter)

94-0304228
I.R.S. Employer Identification No.

400 California Street San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

General Counsel
Union Bank, N.A.
400 California Street
Corporate Trust - 12th Floor
San Francisco, CA  94104
(415) 765-2945
(Name, address and telephone number of agent for service)

Cameron International Corporation
(Exact name of registrant as specified in its charter)

Delaware	76-0451843
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1333 West Loop South, Suite 1700 Houston, Texas	77027
(Address of Principal Executive Offices)	(Zip Code)

Debt Securities
 (Title of the indenture securities)
______________________________________________________________________________

FORM T-1

Item 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.
Trustee is authorized to exercise corporate trust powers.

Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
Not Applicable.

In answering this item, the trustee has relied, in part, upon information furnished by the obligor and the underwriters, and the trustee disclaims responsibility for the accuracy or completeness of such information.  The trustee has also examined its own books and records for the purpose of answering this item.

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16. LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1. A copy of the Articles of Association of the Trustee now in effect.*

2. A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing By-Laws of the Trustee.*

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. Attached as Exhibit 6.

7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority. Attached as Exhibit 7.

* Exhibits 1 through 4 are incorporated herein by reference to Form T-1 as presented in Exhibit 25.1 to registration statement on Form S-3 Registration No. 333-165578 filed with the SEC.

NOTE

The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors.  While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, Union Bank, N. A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, State of California on the 30th day of April, 2012.

Union Bank, N.A.

By:	/s/ Jennifer Earle
Title:	Vice President

EXHIBIT 6

CONSENT OF THE TRUSTEE
REQUIRED BY SECTION 321(b) OF THE ACT

April 30, 2012

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

In connection with the qualification of an indenture for Debt Securities between Cameron International Corporation (the “Company”) and Union Bank, N.A. (the “Trustee”), the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that reports of examinations of the undersigned by federal, state, territorial, or district authorities authorized to make such examinations may be furnished by such authorities to the Securities and Exchange Commission upon request therefore.

Sincerely,

Union Bank, N.A.

By:	/s/ Jennifer Earle
Title:	Vice President

EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION OF

Union Bank, N.A

of Los Angeles in the State of California, at the close of business December 31, 2011, published in response to call made by the Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter 21541

BALANCE SHEET
Dollar Amounts In Thousands
ASSETS

Cash and balances due from depository institutions:
Non-interest-bearing balances and currency and coin	$1,338,379
Interest-bearing balances	2,826,245
Securities:
Held-to-maturity securities	1,273,306
Available-for-sale securities	22,823,230
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	0
Securities purchased under agreements to resell	11,668
Loans and lease financing receivables:
Loans and leases held for sale	15,759
Loans and leases, net of unearned income	52,694,251
LESS: Allowance for loan and lease losses	736,982
Loans and leases, net of unearned income and allowance	51,957,269
Trading assets	1,134,734
Premises and fixed assets	683,850
Other real estate owned	143,960

Investments in unconsolidated subsidiaries and associated companies	530,621
Direct and indirect investments in real estate ventures	0
Intangible assets:
Goodwill	2,456,949
Other intangible assets	360,367
Other assets	3,411,199
Total assets	88,967,536

Exhibit 7

LIABILITIES
Deposits:
In domestic offices	64,135,153
Noninterest-bearing	20,617,714
Interest-bearing	43,517,439
In foreign offices, Edge and Agreement subsidiaries, and IBFs	1,151,293
Noninterest-bearing	0
Interest-bearing	1,151,293
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	572,200
Securities sold under agreements to repurchase	24,496
Trading liabilities	1,039,665
Other borrowed money	8,578,348
Subordinated notes and debentures	740,505
Other liabilities	1,997,439

Total liabilities	78,219,099

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	604,577
Surplus	6,606,846
Retained earnings	4,077,930
Accumulated other comprehensive income	-808,828
Other equity capital components	0
Noncontrolling (minority) interests in consolidated subsidiaries	267,912

Total bank equity capital	10,480,525
Total equity capital	10,748,437

Total liabilities, minority interest, and equity capital	88,967,536